Investor Update

Latest data confirm that boosted Invirase provides HIV patients with improved lipid profile with efficacy comparable to Kaletra

48 week results from head-to-head GEMINI trial presented at the European AIDS Conference in Madrid, Spain

Final 48 week results from the international 'GEMINI' head-to-head trial, presented today at the 11th European AIDS Conference (EACS), Madrid, demonstrate that HIV-infected patients treated with the boosted protease inhibitor Invirase 500/r (saquinavir boosted with ritonavir), achieved similar levels of viral suppression and increases in CD4 cells compared to those treated with Kaletra (lopinavir/ritonavir or lopinavir/r), a commonly used protease inhibitor. Furthermore fewer patients treated with Invirase/r developed elevated triglyceride levels.[1]

Commenting on the findings, Professor Sharon Walmsley, Professor of Medicine in the Division of Infectious Diseases, University of Toronto, Canada and lead investigator on the GEMINI study, said: "We urgently need more HIV treatment options with more favourable lipid profiles that could potentially decrease the risk of cardiovascular disease and this is why I welcome the results from the GEMINI study. These data are of considerable importance to patients and their treating physicians. The data not only confirm the potential safety benefits associated with boosted Invirase in terms of reducing the risks of metabolic syndrome, but more importantly provide reassurance that patients are receiving a highly effective treatment to control the virus."

These highly anticipated findings are from the final 48 week analysis of all 337 patients in the GEMINI study.[1] The results show that patients treated with boosted Invirase 500 achieve similar levels of viral suppression to Kaletra but with an improved triglyceride profile. This is important because elevated triglycerides have been associated with metabolic syndrome, which in turn may increase a person's risk of cardiovascular or cerebrovascular disease.[2] The results are important for patients and physicians when considering PI treatment options, particularly for patients who have other risk factors that place them at increased cardiovascular risk.

"The results of GEMINI confirm the excellent efficacy of Invirase/r. Together with the potential

lipid benefits seen in the study, GEMINI provides important information for physicians when making treatment choices with their HIV patients," Jenny Edge-Dallas, Life Cycle Leader for Roche's HIV medicines.

Current treatment guidelines for highly active antiretroviral therapy (HAART) include a boosted protease inhibitor (PI/r) as an option for first-line treatment of HIV-infected patients.[3,4] However, PI-based regimens can be associated with varying degrees of lipid abnormalities, potentially increasing the risk of developing metabolic syndrome and long-term risk of cerebrovascular and cardiovascular disease.[5] As people with HIV are living longer due to advances in treatment, it is especially important to establish regimens that minimise the adverse effects on lipids to reduce the risk of cardiovascular disease.

More about the GEMINI study

The GEMINI study is a Phase IIIb multi-centre, randomised open-label, 48 week study, designed to evaluate the efficacy and safety of Invirase 500/r versus lopinavir/r. These treatments are given at their approved twice-daily dosages in combination with two nucleoside reverse transcriptase inhibitors (NRTIs; emtricitabine/tenofovir (Truvada), once daily) in treatment naïve adults. GEMINI enrolled 337 patients from Canada, France, Puerto Rico, Thailand and the USA. The primary endpoint of the trial was the number of patients with an HIV-1 RNA viral load of <50 copies m/L at week 48. Of note, the baseline characteristics of patients enrolled in the GEMINI study indicate they had more advanced disease compared with patients in several recently published trials, such as KLEAN[6], and ARTEMIS[7].

Analysis of the GEMINI study data shows that boosted Invirase 500 was not inferior to lopinavir/r (LPV/r). The results show that 64.7 percent and 63.5 percent of patients treated respectively with Invirase/r and LPV/r achieved undetectable virus levels (<50 copies; ITT analysis).[1] A similar number of patients (approximately 73 percent) in both groups achieved reduction of HIV-1 RNA levels <400 copies.[1] Furthermore, the rate and extent of increases in CD4 counts were comparable in both groups with a median increase from baseline of 178 for the Invirase/r-treated patients and 204 for LPV/r patients.[1] Finally the results demonstrate that there was no statistically significant difference in the number of virological failures between the two treatment groups. Other adverse events were reported with similar frequency in both treatment groups.

At 48 weeks, patients treated with Invirase/r showed a lower median increase in their total cholesterol (TC) and total triglycerides (TG) than patients treated with LPV/r (increase of 14 versus 55 mg/dL for TG).[2] In addition, fewer Invirase/r-treated patients experienced an increase in their lipid levels, above those recommended by NCEP guidelines[2], than those treated with LPV/r. In the Invirase/r group, the proportion of patients with total cholesterol levels above those

recommended in guidelines at week 48 was 31% vs. 39% percent for the LPV/r group; for LDL levels, 34 vs. 24%; and in TG levels, 1 vs. 9%.[2]

References

1. Walmsley et al. EACS, 2007, Madrid.
2. National Cholesterol Education Program (NCEP) Expert Panel. Available at http://www.nhlbi.nih.gov/guidelines/cholesterol/index.htm (accessed 27 June 2007).
3 Hammer SM, Saag MS, Schechteret M, *et al. JAMA* 2006; 296:827–843
4. The EACS Executive Committee 2005. Available at http://www.eacs.ws/guide/m_guides.htm (accessed 27 June 2007).
5. Koppel K, Bratt G, Eriksson M, Sandström E. *Int J STD AIDS*. 2000;11:451–455.
6. Eron J, Yeri P, Gathe J, Estrada V *et al. Lancet*. 2006; 368: 476-482
7. DeJesus E, Ortiz R, Khanlou H, Voronin E, Van Lunzen J *et al.* ICAAC, 2007, Chicago.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totaled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Roche's Diagnostics Division offers a uniquely broad product portfolio and supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide. For further information, please visit our website at www.roche.com.

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